Exhibit 2
                                                                       ---------

For Immediate Release                                               26 June 2007


                                       WPP

                      ANNUAL GENERAL MEETING TRADING UPDATE
                      -------------------------------------
                          FOR FIRST FIVE MONTHS OF 2007
                          -----------------------------


                             REPORTED REVENUES UP 1%
                             -----------------------

                      CONSTANT CURRENCY REVENUES UP OVER 7%
                      -------------------------------------

                        LIKE-FOR-LIKE REVENUES UP OVER 5%
                        ---------------------------------

               FIRST FIVE MONTHS' OPERATING MARGIN AHEAD OF BUDGET
               ---------------------------------------------------

               AND FORECASTS IN LINE WITH FULL YEAR MARGIN TARGET
               --------------------------------------------------



The following statement was made by the Chairman at the Company's 35th Annual General Meeting held in London at noon today:

"First, a few comments on current trading over the first five months of this year. 2007 has seen further continued growth in revenue, profit and margins, following the record performance in 2006.

On a reportable basis, worldwide revenues were up 1%, low reported growth principally reflecting the 9.5% depreciation in the US dollar against sterling. In constant currencies, however revenues were up over 7%. On a like-for-like basis, excluding acquisitions and currency, revenues were up a healthy 5.2%, with growth in the first two months of the second quarter accelerating to over 6%. This maintains the improvement in the organic growth rate of 5.5% seen in 2005 and 5.4% seen in 2006 and an improvement on the 4.3% growth in the first quarter of 2007.

Geographically, on a constant currency basis, all regions, with the exception of the United Kingdom, showed strong revenue growth. In the United States, revenues were up almost 8%. In Europe, the United Kingdom was up almost 3% and Continental Europe up almost 6%. Central and Eastern Europe was up over 12%. Asia Pacific, Latin America, Africa and the Middle East were up over 11%.

By communications services sector, advertising and media investment management revenue was up almost 6%, information, insight & consultancy up almost 3% (with gross margin up over 5%), public relations and public affairs up over 14% and branding and identity, healthcare and specialist communications up over 9%.

The United States continues to grow well with like-for-like revenues up almost 5%, and stronger than the first quarter. Asia Pacific, one of our strongest growing regions, showed continued strength, with like-for-like revenues up over 9%. The Middle East continued the strong growth seen in the first quarter and remains our fastest growing area. Western Continental Europe, continued the improvement seen in the second half of 2006 and the first quarter of 2007. The United Kingdom, although improving over first quarter growth, remains the slowest growing region in the Group.

Media investment management, as in 2006 and the first quarter of 2007 continues to show the strongest growth of all our communications services functions, along with direct, internet and interactive. Direct, internet and interactive related activities now account for over 23% of the Group's revenues, up from 21% last year. Public relations and public affairs also continue to show improvement over last year and the first quarter, following a strong year in 2006, reflecting the positive impact of the web, particularly social networking.

The Group's operating companies continued to improve productivity in 2007, despite the increased investment in people in the first quarter of 2007, with average headcount, on a like-for-like basis, up 4.7% compared with revenue growth of 5.2% and a consequent increase in revenue per head in the first five months. Operating margins in the first five months were ahead of budget, with full year forecasts in line with the Group's full year margin objective of 15.0%, compared with 14.5% in 2006. The Company continues to make significant progress in winning major new business assignments.

The Group's professional and financial strategy continues to be focused on five objectives: increasing operating profit by 10% to 15% per annum; increasing operating margins by half to one margin point per annum; reducing staff cost to revenue ratios by up to 0.6 margin points per annum; growing revenue faster than industry averages; and improving our creative reputation and stimulating co-operation among Group companies.

Average net debt for the first five months of this year increased (pound)80 million to (pound)1,186 million, compared to (pound)1,106 million in 2006, at 2007 average exchange rates. Currently free cash flow amounts to approximately (pound)800 million, or $1.5 billion per annum. Alternatives for the use of this cash flow are capital expenditure, acquisitions, dividends and share buy-backs. Capital expenditure, mainly on information technology and property, is expected to remain equal to or less than the depreciation charge in the long-term.

In the first five months of this year, the Group made acquisitions or increased equity stakes in advertising & media investment management in the United States, the United Kingdom, France, Germany, the Netherlands, Spain, Russia, Brazil, Colombia, Australia, China, India, Japan and Pakistan; in information, insight & consultancy in the United States and the United Kingdom; in direct, internet and interactive in the United States, Belgium, Germany, South Africa, Chile, Mexico, China and Korea; in healthcare in the United Kingdom and Spain.


                                      -2-



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Today we announced that the necessary clearances from regulatory  authorities in the United States and Germany, relating to the offer for 24/7 Real Media Inc ("24/7 Real Media"), have been received. Our wholly-owned subsidiary, TS Transaction, Inc., intends to purchase all shares of common stock in 24/7 Real Media, that are validly tendered and not withdrawn at the close of the tender offer period, which is scheduled to expire at midnight New York City time on Wednesday, 27 June 2007.

Your Board also continues to focus on examining the alternative between increasing dividends and accelerating share buy-backs, and as mentioned in the Group's 2006 Preliminary Announcement, your Board decided to further increase the target percentage for rolling share buy-backs on the open market, from 2-3% of its share capital each year, or approximately (pound)200-300 million, to 4-5%, or approximately (pound)400-500 million in each of 2007 and 2008. In the first five months of 2007, 23.256 million ordinary shares, or over 2% of the Group's share capital, were purchased at an average price of (pound)7.54 per share and total cost of (pound)175.4 million, an annual rate of over 4%. All of these shares were purchased in the market and subsequently cancelled.

The parent company's objectives continue to be to encourage greater co-ordination and co-operation among Group companies, where this will benefit our clients and our people, and to improve our creative product. As both multi-national and national clients seek to expand geographically, while at the same time seeking greater efficiencies, the Group is uniquely placed to deliver added value to clients with its coherent spread of functional and geographic activities.

To these ends we continue to develop our parent company talents in five areas: in human resources, with innovative recruitment programmes, training and career development, and incentive planning; in property, which includes radical re-design of the space we use to improve communication as well as the utilisation of surplus property; in procurement, to ensure we are using the Group's considerable buying power to the benefit of our companies and our clients; in information technology, to ensure that the rapid improvements in technology and capacity are deployed as quickly and effectively as possible; and finally in practice development where cross-brand or cross-tribe approaches are being developed in a number of product or service areas: media investment management, healthcare, privatisation, new technologies, new faster growing markets, internal communications, retail, entertainment and media, financial services, and hi-tech and telecommunications.

In addition, we continue to seek to improve our creative product as broadly as possible, by recruiting, developing and retaining excellent talent, acquiring outstanding creative businesses, recognising and celebrating creative success. Significant progress was evident at the Advertising Festival in Cannes last week, for example.

We are today publishing our fifth Corporate Responsibility Report ("CRR"). During the last year, public and political attention to the issue of climate change has greatly intensified, confirming our conviction of the importance of the CRR.


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In this year's CRR, we have  calculated our global carbon  footprint from energy use and business travel to be approximately 260,000 tonnes of CO2. This is not, relatively, a huge amount but we believe that all corporations now need to take steps to help address this global issue. It's a startling fact that, of the world's 100 most powerful economies, 52 are corporations.

Climate change is increasingly important to WPP's clients and our work is already helping them develop and communicate their climate strategies. As their advisors, we should meet the standards of behaviour we recommend to our clients.

Our new CR strategy has two key elements:

The first and most significant is to target a reduction in our carbon footprint of 20% by the end of 2010. We have already established regional Energy Action Teams to devise and implement the changes necessary to our office portfolio, IT, energy sourcing and travel requirements. You can find more detail on our website.

The second is we have decided to purchase carbon offsets through the Carbon Neutral Company equal to our total CO2 emissions. This is often described as 'carbon neutrality'. We have taken great care to source all offsets only from renewable energy generation schemes which will be independently verified. In the longer term, however, we recognise that simply buying offsets is no substitute for a well thought through and executed plan to reduce corporate carbon emissions in the first place.
And finally, a reminder: 2006 was a very good year, our best yet. 2007 promises to be even better.

My report to you today has contained a lot of good news. It was an excellent year - and our management deserves great credit. But they would wish me to remind you that - probably more than any other company of its size in the world
- WPP's performance is reliant on the performance of its 100,000 people.

Little we do is automated; there are few economies of scale. The tens of thousands of projects we undertake every year on behalf of our clients are by definition all different, all made-to-measure, all the product of individual human brains.

And these brains, these talents, can be found in over 100 countries around the world ... in over 100 different companies ... working in every one of the many, many different and highly competitive disciplines that make up the marketing communications market.

So when we look back on another extremely satisfactory year, it's important to us that our share owners should recognise as fully as our management the debt we owe to our people.

It's my great pleasure to close this statement by honouring them for the quality of their contribution and thanking them for their continued commitment.

For further information, please contact:

Sir Martin Sorrell }
Paul Richardson    }                                         44 (0) 20 7408 2204
Feona McEwan       }
Fran Butera        }                                            (1) 212 632 2235

www.wpp.com
-----------


Important Information
This statement is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any of 24/7 Real Media's common shares.

The tender offer for 24/7 Real Media is being made pursuant to a Tender Offer Statement on Schedule TO (including the Offer to Purchase, the related Letter of Transmittal and other tender offer materials) filed by WPP and TS Transaction with the SEC on May 31, 2007, as amended. These documents contain important information about the tender offer and stockholders of 24/7 Real Media are urged to read them carefully before making any decision regarding tendering their shares.

The Offer to Purchase, the related Letter of Transmittal and certain other offer documents as well as the Solicitation/Recommendation Statement, are available free of charge on the SEC's website (www.sec.gov) or from D.F. King & Co., Inc., the information agent for the tender offer at (888) 605-1958 (toll free). Citibank N.A. is acting as depositary for the tender offer.

Forward-looking Statement
This statement includes statements that are, or may be deemed to be, "forward-looking" statements. These forward-looking statements can be identified by the use of forward-looking terminology, including inter alia the terms "believes", "plans", "expects", "may", "will" or "should" or, in each case, their negative or other variations or comparable terminology.

These forward-looking statements include matters that are not historical facts and include statements regarding WPP's intentions, beliefs or current expectations concerning, among other things, WPP's results of operations, financial condition, liquidity, prospects, growth, strategies, the outlook for relevant markets and the proposed acquisition of 24/7 Real Media. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. A number of factors could cause actual results and developments to differ materially from those expressed or implied by the forward-looking statements. Forward-looking statements may and often do differ materially from actual results. Any forward-looking statements in this statement reflect WPP's view with respect to future events as of the date of this release and are subject to risks relating to future events and other risks, uncertainties and assumptions relating to WPP's operations, results of operations, growth strategy and liquidity.

Save as required by relevant law or regulation, WPP undertakes no obligation publicly to release the results of any revisions to any forward-looking statements in this statement that may occur due to any change in its expectations or to reflect events or circumstances after the date of this release. Information in this statement should not be relied upon as a guide to future performance.



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